

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 22, 2011

Clifford Lerner, President
Snap Interactive, Inc.
363 7th Avenue, 13th Floor
New York, NY 10001

>   **Re: Snap Interactive, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed February 11, 2011**
>   **File No. 333-172202**

Dear Mr. Lerner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   If you intend to request effectiveness before providing updated audited financial statements for the fiscal year ended December 31, 2010, confirm that such audited financial statements are not available and provide us with your analysis as to whether you satisfy each of the requirements of Rule 8-08(b) of Regulation S-X.

Undertakings, page II-5

2.   Please provide the undertaking required by Item 512(h) of Regulation S-K.

Signatures, page II-6

3.   It appears that only the registrant has signed the registration statement. The registration statement must also be signed by specified persons in their individual capacities, including the company's principal executive officer, its principal financial officer, its

controller or principal accounting officer and by at least a majority of the board of directors. Please revise. Refer to Instruction 1 to Signatures in the Form S-1. If any person occupies more than one of the specified positions required to sign the Form S-1, indicate on the signature page all of the capacities in which the person is signing the Form S-1. Also, the appropriate text specified in the Form S-1 should precede the signatures provided by the required individuals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Gregg E. Jaclin, Esq.
         Anslow & Jaclin, LLP